                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)

                                Telos Corporation
                                -----------------
                                (Name of Issuer)

            12% Cumulative Exchangeable Redeemable Preferred Stock,
                           Par Value $0.01 Per Share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                    87969B200
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey S. Tullman, Esq.
                               Kane Kessler, P.C.
                     1350 Avenue of the Americas, 26th Floor
                            New York, New York 10019
                                 (212) 541-6222

                                February 8, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

                              (Page 1 of 13 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                    13D                    Page 2 of 13 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Partners Small Cap Value, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [X]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                             [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         131,800 shares (See Item 5)
   NUMBER OF         -----------------------------------------------------------
    SHARES           8.  SHARED VOTING POWER
 BENEFICIALLY            -0- (See Item 5)
   OWNED BY          -----------------------------------------------------------
EACH REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON               131,800 shares (See Item 5)
     WITH            -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
---------------------------------------- ---------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    131,800 (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.1% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN

                              (Page 2 of 13 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                    13D                    Page 3 of 13 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Small Cap Value Offshore Fund, Ltd.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Not Applicable
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [X]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2 (d) OR 2 (e)                                                           [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    CAYMAN ISLANDS
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         85,400 shares (See Item 5)
   NUMBER OF         -----------------------------------------------------------
    SHARES           8.  SHARED VOTING POWER
 BENEFICIALLY            -0- (See Item 5)
   OWNED BY          -----------------------------------------------------------
     EACH            9.  SOLE DISPOSITIVE POWER
   REPORTING             85,400 shares (See Item 5)
    PERSON           -----------------------------------------------------------
     WITH            10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    85,400 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.7% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

                              (Page 3 of 13 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                    13D                    Page 4 of 13 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Partners Small Cap Value, L.P. I
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [X]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         142,800 shares (See Item 5)
  NUMBER OF          -----------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             -0- (See Item 5)
  OWNED BY           -----------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              142,800 shares (See Item 5)
   PERSON            -----------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    142,800 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.5% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------

                              (Page 4 of 13 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                    13D                    Page 5 of 13 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Channel Partnership II, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3215653
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [X]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    NEW YORK
--------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER
                                  13,500 shares (See Item 5)
   NUMBER OF         -----------------------------------------------------------
    SHARES                    8.  SHARED VOTING POWER
 BENEFICIALLY                     -0- (See Item 5)
   OWNED BY          -----------------------------------------------------------
EACH REPORTING                9.  SOLE DISPOSITIVE POWER
    PERSON                        13,500 shares (See Item 5)
     WITH            -----------------------------------------------------------
                              10. SHARED DISPOSITIVE POWER
                                  -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    13,500 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.4% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN

                              (Page 5 of 13 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                    13D                    Page 6 of 13 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Nelson Obus
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         13,500 shares (See Item 5) (1)
   NUMBER OF         -----------------------------------------------------------
    SHARES           8.  SHARED VOTING POWER
 BENEFICIALLY            360,000 (See Item 5) (1)
   OWNED BY          -----------------------------------------------------------
EACH REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON               13,500 shares (See Item 5)(1)
     WITH            -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER
                         360,000 (See Item 5) (1)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    373,500 shares (See Item 5)(1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.7% (See Item 5)(1)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------
(1) Mr. Obus may be deemed to have an indirect beneficial ownership in such shares through his positions as a co-managing member of Wynnefield Capital
Management, LLC, a principal executive officer of Wynnefield Capital, Inc., and general partner of Channel Partnership II, L.P. Wynnefield Capital Management,
LLC holds an indirect beneficial ownership interest in 274,600 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield
Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 85,400 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. Channel Partnership II,
L.P. directly owns 13,500 shares. As Mr. Joshua H. Landes is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of
Wynnefield Capital, Inc., Mr. Obus shares voting and dispositive power with Mr.
Landes with regard to any shares beneficially owned by Wynnefield Capital
Management, LLC and Wynnefield Capital, Inc.

                              (Page 6 of 13 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                    13D                    Page 7 of 13 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Joshua H. Landes
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         -0- shares (See Item 5) (1)
  NUMBER OF          -----------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             360,000 (See Item 5) (1)
  OWNED BY           -----------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              -0- shares (See Item 5) (1)
   PERSON            -----------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         360,000 (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    360,000 shares (See Item 5) (1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.3% (See Item 5) (1)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------
(1) Mr. Landes may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield Capital
Management, LLC and an executive officer of Wynnefield Capital, Inc. Wynnefield
Capital Management, LLC holds an indirect beneficial ownership interest in
274,600 shares which are directly owned by Wynnefield Partners Small Cap Value,
L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc.
holds an indirect beneficial ownership interest in 85,400 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. As
Mr. Obus is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc., Mr. Landes shares voting and dispositive power with Mr. Obus with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital,
Inc.

                              (Page 7 of 13 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                   13D/A                   Page 8 of 13 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Capital Management LLC
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [X]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    NEW YORK
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         274,600 shares (See Item 5) (1)
  NUMBER OF          -----------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             -0- (See Item 5)
  OWNED BY           -----------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              274,600 shares (See Item 5) (1)
   PERSON            -----------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    274,600 shares (See Item 5) (1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.6% (See Item 5) (1)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    OO (Limited Liability Company)
--------------------------------------------------------------------------------
(1) Wynnefield Capital Management, LLC, as the general partner of Wynnefield
Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I,
holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield
Partners Small Cap Value, L.P. I.

                              (Page 8 of 13 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                   13D/A                   Page 8 of 13 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Capital, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [X]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    CAYMAN ISLANDS
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         85,400 shares (See Item 5)(1)
  NUMBER OF          -----------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             -0- (See Item 5)
  OWNED BY           -----------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              85,400 shares (See Item 5)(1)
   PERSON            -----------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    85,400 shares (See Item 5)(1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.7% (See Item 5)(1)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------
(1) Wynnefield Capital, Inc. as the sole investment manager of Wynnefield Small
Cap Value Offshore Fund, Ltd., holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value
Offshore Fund, Ltd.

                              (Page 9 of 13 Pages)

         This Amendment No. 5 (the "Amendment") amends the Statement of
Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange
Commission (the "Commission") on May 9, 2005 which amended the previous
Statements of Beneficial Ownership on Schedule 13D (the "Wynnefield Schedule
13D"), filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"),
Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners
Small Cap Value, L.P. I (the "Partnership-I") and Channel Partnership II, L.P.
("Channel" and, collectively with the Partnership, the Fund, the Partnership-I and Channel, the "Wynnefield Reporting Persons"), with respect to the shares of
12% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of Telos Corporation, a Maryland corporation with its principal executive offices located at 19886 Ashburn Road, Ashburn,
Virginia 20147-2358 (the "Issuer"). In addition to the Original Reporting
Persons, this Amendment is filed by and on behalf of Wynnefield Capital
Management, LLC ("WCM"), Wynnefield Capital, Inc.("WCI"), Nelson Obus ("Mr.
Obus") and Joshua H. Landes. The information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         "Item 4. Purpose of Transaction." appearing in the Wynnefield Schedule
13D is supplemented by adding the following disclosure to the end of such item:

         On October 17, 2005, Costa Brava Partnership III, LP ("Costa Brava")
filed a direct and derivative lawsuit in the Circuit Court for Baltimore City in the State of Maryland against the Issuer, each director of the Issuer, and certain of the Issuer's executive officers (the "Lawsuit") alleging breaches by the Issuer if its obligations to the holders of the Preferred Shares and by the directors and name executive officers of their fiduciary duties to the Issuer and the holders of the Preferred Shares. A copy of the complaint filed in the
Lawsuit (the "Complaint") is incorporated herein by reference to Exhibit 99.1 of the Amendment. On February 8, 2006, Costa Brava and the Partnership entered into a Joint Litigation Agreement whereby the Partnership agreed to join Costa Brava as co-plaintiffs in the Lawsuit (see Item 6 herein). Each of Costa Brava and the
Partnership has retained its own counsel in connection with the Lawsuit. On
February 8, 2006, the Partnership filed a Motion for Leave to Intervene along with a copy of a proposed Amended Complaint, which, if allowed, would, among other things, add the Partnership as plaintiff in the Lawsuit (the "Motion and
Amended Complaint"). Any descriptions herein of the Complaint and the Motion and
Amended Complaint are qualified in their entirety by reference to the Complaint and the Motion and Amended Complaint.

         The "Costa Brava Reporting Persons" are Costa Brava, Roark, Rearden &
Hamot, LLC ("Roark"), Seth W. Hamot, White Bay Capital Management, LLC ("White
Bay"), and Andrew R. Siegel.

                              (Page 10 of 13 Pages)

         None of the Costa Brava Reporting Persons nor the Wynnefield Reporting
Persons (collectively, the "Reporting Persons") have any agreements or understandings between them relating to the acquisition, disposition, holding or voting of the Preferred Shares held by them and each expressly disclaims beneficial ownership for all purposes of the Preferred Shares held by the others. The Costa Brava Reporting Persons and the Wynnefield Reporting Persons
each disclaim membership in a "group" with the other Reporting Persons. The
Costa Brava Reporting Persons and the Wynnefield Reporting Persons have each filed an amendment to their respective Schedule 13D solely as a result of Costa
Brava's and the Partnership's agreement to file and pursue the Lawsuit.

         Each of the Reporting Persons reserve the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Costa Brava
Reporting Persons or the Wynnefield Reporting Persons may, among other things, sell or otherwise dispose of their respective holdings of the Preferred Shares, including the redemption amount of the Preferred Shares and accrued and unpaid dividends, purchase additional Preferred Shares, in each case in public or private transactions, and/or may enter into negotiated derivative transactions to hedge the market risk of some or all of their positions in, or to obtain greater exposure to, the Preferred Shares, as the members of the Costa Brava
Reporting Persons or the Wynnefield Reporting Persons may determine, in light of circumstances existing from time to time, subject to any applicable limitations imposed on the sale of the Preferred Shares or an interest therein by the
Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable state securities or "blue sky" laws.

         Except as set forth above, no member of the Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         "Item 5. Interest in Securities of the Issuer." appearing in the
Wynnefield Schedule 13D is supplemented by adding the following disclosure to the end of such item:

         To the best knowledge of the Wynnefield Reporting Persons, in the event the Reporting Persons are deemed to be a "group" for purposes of Regulation
13D-G under the Act as a result of their agreement to file and pursue the
Lawsuit, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 880,311 of the Preferred Shares, representing 27.6% of the
3,185,586 outstanding Preferred Shares (the percentage of shares owned being based upon the 3,185,586 Preferred Shares outstanding on November 21, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the period ended
September 30, 2005, filed with the Commission on November 21, 2005). The Costa
Brava Reporting Persons and the Wynnefield Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Preferred Shares held by each of the other Reporting Persons and each disclaim membership in a "group"
with the other Reporting Persons.

         Although the Preferred Shares are non-voting stock, it has the exclusive right to vote as a class for up to two directors to the Board of
Directors of the Issuer if at any time or times dividends payable on the
Preferred Shares shall be in arrears and unpaid for three consecutive full semi-annual periods. The two

                              (Page 11 of 13 Pages)

directors that may be elected by the holders of the Preferred Shares constitute a minority of the total Board of Directors of the Issuer, which results in the holders of the Preferred Shares being unable to exercise control over the
Issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         "Item 6. Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer." appearing in the Wynnefield Schedule 13D is supplemented by adding the following disclosure to the end of such item:

         Each of Costa Brava and the Partnership are a party to a Joint
Litigation Agreement, dated as of February 8, 2006, pursuant to which the parties agreed to cooperate with each other in the prosecution of the Lawsuit.

         Except for the agreement described above, to the best knowledge of the
Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibit is filed as part of this Amendment:

         Exhibit 99.1   Complaint filed in the Circuit Court for Baltimore City
                        in the State of Maryland on October 17, 2005
                        (incorporated herein by reference to Exhibit 99.4 of
                        Amendment No. 6 to the Statement of Beneficial Ownership
                        on Schedule 13D, filed by the Costa Brava Reporting
                        Persons with the Securities and Exchange Commission on
                        October 18, 2005 (File No. 005-34123)).

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  February 9, 2006

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                  By: Wynnefield Capital Management, LLC,
                                      its General Partner

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Co-Managing Member

                              (Page 12 of 13 Pages)

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                  By: Wynnefield Capital Management, LLC,
                                      its General Partner

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Co-Managing Member

                                  WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                  By: Wynnefield Capital, Inc.,
                                       its Investment Manager

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, President

                                  WYNNEFIELD CAPITAL MANAGEMENT, LLC

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Co-Managing Member

                                  WYNNEFIELD CAPITAL, INC.

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, President

                                  CHANNEL PARTNERSHIP II, L.P.

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, General Partner

                                      /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Individually

                                      /s/ Joshua H. Landes
                                      -----------------------------------
                                      Joshua H. Landes, Individually

                              (Page 13 of 13 Pages)